Exhibit 99.1

Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Annual General Meeting of Shareholders

held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 4, 2020

	FOR			AGAINST			ABSTENTION
Resolution	(a) as per tabulation report (FOR)	(b) other than (a) (FOR)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a) (AGAINST)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a) (ABSTENTION)	Total number ABSTENTION	Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
1. Annual Accounts 2019	36,683,714	85,655,128	122,338,842	7,597	0	7,597	40,770	0	40,770	122,346,439	99.994
2. Consolidated financial statements 2019	36,683,714	85,655,128	122,338,842	7,597	0	7,597	40,770	0	40,770	122,346,439	99.994
3. Confirm the advance on dividends and carry forward the remaining profit for 2019	36,728,536	85,655,128	122,383,664	3,502	0	3,502	43	0	43	122,387,166	99.997
4. Discharge Board members	27,881,508	85,655,128	113,536,636	8,808,465	0	8,808,465	42,108	0	42,108	122,345,101	92.800
5. Re-elect Board members:	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
a) Mr. Luis Ermírio de Moraes	20,879,999	85,655,128	106,535,127	278,536	0	278,536	15,573,546	0	15,573,546	106,813,663	99.739
b) Ms. Daniella Elena Dimitrov	29,956,078	85,655,128	115,611,206	2,897	0	2,897	6,773,106	0	6,773,106	115,614,103	99.997
c) Mr. Diego Hernandez Cabrera	20,953,488	85,655,128	106,608,616	205,047	0	205,047	15,573,546	0	15,573,546	106,813,663	99.808
d) Mr. Eduardo Borges de Andrade Filho	29,950,586	85,655,128	115,605,714	8,402	0	8,402	6,773,093	0	6,773,093	115,614,116	99.993
e) Mr. Edward Ruiz	29,954,118	85,655,128	115,609,246	4,859	0	4,859	6,773,104	0	6,773,104	115,614,105	99.996
f) Ms. Jane Sadowsky	29,955,968	85,655,128	115,611,096	3,007	0	3,007	6,773,106	0	6,773,106	115,614,103	99.997
g) Mr. Gianfranco Castagnola	36,529,872	85,655,128	122,185,000	202,164	0	202,164	45	0	45	122,387,164	99.835
h) Mr. João Henrique Batista de Souza Schmidt	20,953,347	85,655,128	106,608,475	205,188	0	205,188	15,573,546	0	15,573,546	106,813,663	99.808
i) Mr. Jaime Ardila	20,953,487	85,655,128	106,608,615	205,046	0	205,046	15,573,548	0	15,573,548	106,813,661	99.808
j) Mr. Ian Wilton Pearce	20,958,798	85,655,128	106,613,926	199,735	0	199,735	15,573,548	0	15,573,548	106,813,661	99.813
6. Remuneration of Board members	29,946,740	85,655,128	115,601,868	6,783,998	0	6,783,998	1,343	0	1,343	122,385,866	94.457
7. Appointment of the statutory auditor	21,148,251	85,655,128	106,803,379	15,583,787	0	15,583,787	43	0	43	122,387,166	87.267

Nexa Resources S.A.

37A, Avenue J-F Kennedy

L-1855 Luxembourg, Grand Duchy of Luxembourg

R.C.S. Luxembourg B 185.489

Voting Results of the Extraordinary General Meeting of Shareholders

held at 37A Avenue J-F Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg on June 4, 2020

	FOR			AGAINST			ABSTENTION
Resolution	(a) as per tabulation report (FOR)	(b) other than (a) (FOR)	Total number FOR	(a) as per tabulation report (AGAINST)	(b) other than (a) (AGAINST)	Total number AGAINST	(a) as per tabulation report (ABSTENTION)	(b) other than (a) (ABSTENTION)	Total number ABSTENTION	Total number of votes cast (excluding ABSTENTIONS)	Majority (%)
1) Cancellation of 881,902 treasury shares	36,728,249	85,655,128	122,383,377	3,491	0	3,491	341	0	341	122,386,868	99.997
2) Adjust, renew and extend the scope of the authorized share capital of the Company	10,830,879	85,655,128	96,486,007	25,901,158	0	25,901,158	44	0	44	122,387,165	78.837
3) Approve the amendments to article 4 of the Articles of Association	24,490,896	85,655,128	110,146,024	6,786,125	0	6,786,125	5,455,060	0	5,455,060	116,932,149	94.197
4) Full amendment and restatement of the articles	24,487,366	85,655,128	110,142,494	6,789,655	0	6,789,655	5,455,060	0	5,455,060	116,932,149	94.194

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